Phaos Technology Holdings (Cayman) Ltd

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

November 14, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Al Pavot, Terence O’Brien, Robert Augustin and Katherine Bagley

Re:	Phaos Technology Holdings (Cayman) Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 31, 2024 CIK No. 0002024258

Dear Sir or Madam,

This letter is in response to your letter on August 13, 2024, in which you provided comments to Amendment No. 1 of the Registration Statement on Form DRS of Phaos Technology Holdings (Cayman) Ltd. (the “Company”) submitted to the U.S. Securities and Exchange Commission on July 31, 2024. On the date hereof, the Company has submitted Amendment No. 2 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 31, 2024

Cover Page

1.	We note your response to comment 1, including your revised risk factor disclosure noting that the dual class structure may limit an investor’s ability to influence corporate matters. Please revise your cover page to note the same.

RESPONSE: We respectfully advise the staff that we have revised the language on the cover page of the DRS/A accordingly.

Prospectus Summary

Overview, page 5

2.	We note your response to comment 4 and your revised disclosure on page 30, but we were unable to find the disclosure on page 5 referenced in your response. Please balance the disclosure in your Prospectus Summary by revising to include your net loss and accumulated deficit for the financial periods presented in the filing.

RESPONSE: We respectfully advise the staff that we have revised the disclosure at page 5 of the DRS/A accordingly.

Corporate Structure, page 9

3.	We note your response to comment 8, including that PTPL is currently your operating subsidiary and that, pursuant to the corporate restructuring, PTPL will become your direct wholly owned subsidiary. If you currently hold less than 100% of PTPL, please clarify the percentage of PTPL currently held by you and identify the parties holding the remaining interests in PTPL.

RESPONSE: We respectfully advise the staff that the Company presently holds 100% of PTPL.

Business
Competition, page 45

4.	We note your revised disclosure in response to comment 19, including that one of your competitive strengths relates to your solutions being “effective.” Please clarify how your solutions are effective compared to your competitors.

RESPONSE: We respectfully advise the staff that we have revised the language on page 46 of the DRS/A.

Business Strategies
Expand business and operations through joint ventures and/or strategic alliances in the Southeast Asia Market, page 46

5.	We note your revised disclosure indicating that you are developing distribution networks through partnerships with distributors, including that some of these partnerships are “currently present.” Please clarify what is meant by “currently present,” including whether you are already distributing your products through these channels. To the extent material, please quantify the portion of your total sales distributed through each of the distributors, to provide context for statements about your expansion and current partnerships.

RESPONSE: We respectfully advise the staff that we have revised the language on page 46 of the DRS/A.

Awards and Certifications, page 49

6.	We note your response to comment 22 and your disclosure that “[t]hese awards are awarded based on a qualitative assessment of [y]our company . . . and it not only validates [y]our ongoing pursuit of quality and customer satisfaction but also reinforce[s] [y]our position as a leader in the field”(emphasis added). For all statements throughout the registration statement regarding industry leadership, please substantiate your claims or remove such statements. Additionally, please describe the relevant qualifications to achieve each of the disclosed awards and certifications.

RESPONSE: We respectfully advise the staff that we have removed references regarding industry leadership on page 49 of the DRS/A.

Compensation of Executive Directors and Executive Officers, page 58

7.	We note your disclosure here and on page 55 related to executive compensation. Please revise to include compensation disclosure for the year ended April 30, 2024. See Item 6.B. of Form 20-F.

RESPONSE: We respectfully advise the staff that we have revised the disclosure at page 58 of the DRS/A.

Statements of Operations, page F-4

8.	We note your response to comment 26 and reissue in part. Please revise to delete the gross profit measure pursuant to the guidance in SAB 11:B.

RESPONSE: We respectfully advise the staff that we have revised the disclosure at page F-5 of the DRS/A.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Andrew Yeo
Chief Executive Officer